                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 SERACARE, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    817473101
                                 (CUSIP NUMBER)

                                 BARRY D. PLOST
                               C/O SERACARE, INC.
                       1925 CENTURY PARK EAST, SUITE 1970
                          LOS ANGELES, CALIFORNIA 90067
                            TEL. NO.: (310) 772-7777
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                 WITH A COPY TO:
                             DAVID A. KRINSKY, ESQ.
                              O'MELVENY & MYERS LLP
                            610 NEWPORT CENTER DRIVE
                                   SUITE 1700
                         NEWPORT BEACH, CALIFORNIA 92660

                                 MARCH 24, 1999
                     (DATE OF EVENT WHICH REQUIRES FILING OF
                                 THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

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-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     Barry D. Plost
-------------------------------------------------------------------------------
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     N/A
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS
            PF
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
             U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER         2,582,705(1)
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER                 -0-
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER         2,582,705(1)
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                 -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,582,705(1)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.1%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------

SEC 1746 (3-98)



--------
(1) Includes 18,750 Shares held by the Reporting Person's spouse.

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     This Amendment No. 1 to Schedule 13D amends and restates the Schedule
13D dated November 13, 1998.

Item 1.  Security and Issuer

         This statement relates to the Common Stock (the "Common Stock") of SeraCare, Inc., a Delaware corporation (the "Company"), having its principal executive offices at 1925 Century Park East, Suite 1970, Los Angeles, California 90067.

Item 2.  Identity and Background

         (a) This Schedule 13D is filed on behalf of Barry D. Plost, an individual. Mr. Plost is hereinafter referred to as the "Reporting Person."

         (b) The Reporting Person's address is c/o SeraCare, Inc., 1925 Century Park East, Suite 1970, Los Angeles, California 90067.

         (c) Since 1996, the Reporting Person has served as a director, as Chairman of the Board of the Company and as Chief Executive Officer and President of the Company.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person acquired the Shares beneficially owned by him as follows:

         On March 6, 1996, the Report Person used his personal funds to acquire 99,284 Shares from the Company for $75,000 in cash (43,988 of such Shares were subsequently sold by the Reporting Person on January 30, 1998 in the open market for approximately $300,878 in cash). On October 7, 1996, the Reporting Person used his personal funds to acquire 70,000 Shares and warrants to purchase 35,000 Shares from the Company for a total of $105,000 in cash. On March 11, 1997, the Reporting Person used his personal funds to acquire 70,000 Shares and warrants to purchase 35,000 Shares from the Company for $105,000 in cash. On November 14, 1997, the Reporting Person acquired 35,000 Shares pursuant to the cashless exercise of the warrants to purchase 70,000 Shares acquired by the Reporting Person pursuant to October 7, 1996 and March 11, 1997 acquisitions. On February 19, 1998, the Reporting Person acquired 100,000 Shares pursuant to the cashless exercise of warrants held by the Reporting Person to purchase 200,000 Shares. The Company had issued the warrants to purchase 200,000 Shares to

                                      3


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the Reporting Person on January 12, 1998 in connection with a loan made to the Company by the Reporting Person in the aggregate principal amount of $200,000.

         The Reporting Person acquired options to purchase Shares as follows:

         On February 6, 1996, the Company issued options to purchase Shares to the Reporting Person in connection with an employment agreement entered into between the Company and the Reporting Person. The options vested upon issuance and are exercisable for five years from the date of issuance at the following exercise prices:


----------------------------------------------------------------
      Number of Options                Exercise Price
----------------------------------------------------------------
           56,147                          $1.25
----------------------------------------------------------------
           50,000                          $1.00
----------------------------------------------------------------
           50,000                          $2.00
----------------------------------------------------------------
           50,000                          $3.00
----------------------------------------------------------------
           100,000                         $1.00
----------------------------------------------------------------


         On September 11, 1997 the Company issued options to purchase 100,000 Shares to the Reporting Person pursuant to a grant from the Board of Directors of the Company in recognition of strategic guidance provided by the Reporting Person. The options vested upon issuance and are exercisable for five years from the date of issuance at the exercise price of $3.00 per Share.

         The Company issued options or warrants to purchase the following number of Shares to the Reporting Person on the following dates in connection with certain loans made by the Reporting Person to the Company (each of the options or warrants vested immediately upon issuance and are exercisable for five years from the date of issuance):


---------------------------------------------------------------------------------------
      Date                  Number of Options or Warrants           Exercise Price
---------------------------------------------------------------------------------------
July 2, 1996                           80,000                            $1.00
---------------------------------------------------------------------------------------
July 17, 1996                          50,000                            $1.00
---------------------------------------------------------------------------------------
February 21, 1997                      80,000                            $2.00
---------------------------------------------------------------------------------------
May 2, 1997                            75,000                            $2.00
---------------------------------------------------------------------------------------
May 19, 1997                           62,500                            $2.00
---------------------------------------------------------------------------------------
June 3, 1997                           75,000                            $2.00
---------------------------------------------------------------------------------------

                                        4

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---------------------------------------------------------------------------------------
June 17, 1997                          25,000                            $2.00
---------------------------------------------------------------------------------------
July 11, 1997                          75,000                            $2.00
---------------------------------------------------------------------------------------
August 25, 1997                        75,000                            $2.00
---------------------------------------------------------------------------------------
August 25, 1997                        25,000                            $3.00
---------------------------------------------------------------------------------------
September 8, 1997                      75,000                            $2.00
---------------------------------------------------------------------------------------
September 8, 1997                      25,000                            $3.00
---------------------------------------------------------------------------------------
September 12, 1997                     50,000                            $2.00
---------------------------------------------------------------------------------------
September 12, 1997                     16,000                            $3.00
---------------------------------------------------------------------------------------
October 6, 1997                        75,000                            $2.00
---------------------------------------------------------------------------------------
October 6, 1997                        25,000                            $3.00
---------------------------------------------------------------------------------------
October 15, 1997                       75,000                            $2.00
---------------------------------------------------------------------------------------
October 15, 1997                       25,000                            $3.00
---------------------------------------------------------------------------------------
March 24, 1999                        839,011                            $4.25
---------------------------------------------------------------------------------------


         On October 23, 1996, the Reporting Person's spouse used her personal funds to acquire 15,000 Shares and warrants to purchase 7,500 Shares from the Company for $22,500 in cash. On November 14, 1997 the Reporting Person's spouse acquired 3,750 Shares pursuant to the cashless exercise of the warrants to purchase 7,500 Shares acquired by the Reporting Person's spouse pursuant to the October 23, 1996 acquisition. The Reporting Person may be deemed to beneficially own the 18,750 Shares held by the Reporting Person's spouse, and therefore, such Shares have been included by the Reporting Person in the response to Item 5(a) below.

Item 4.  Purpose of Transaction

         All of the Shares beneficially owned by the Reporting Person were acquired by the Reporting Person for investment purposes only. The Reporting Person currently does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Person beneficially owns an aggregate of 2,582,705 Shares (which number includes options to purchase 2,233,658 Shares), representing approximately 26.1% (assuming exercise of all 2,233,658 options) of the total number of Shares of the Company outstanding as of February 26, 1999.

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         (b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition, of all 2,582,705 Shares beneficially owned by him.

         (c) On March 24, 1999, the Board of Directors of the Company approved the issuance to the Reporting Person of a warrant to purchase 839,011 Shares at an exercise price of $4.25 per Share. The warrant is exercisable at any time on or before March 23, 2004. The warrant was issued to the Reporting Person in connection with certain loans made by the Reporting Person to the Company between June 1997 and February 1998.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Shares beneficially owned by the Reporting Person.

Item 7.  Material To Be Filed as Exhibits

         Not applicable.




                                       6

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                                     March 30, 1999

                                                     /s/  Barry D. Plost

                                                     Barry D. Plost










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